PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED NOVEMBER 30, 2008

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

MANAGEMENT DISCUSSION AND ANALYSIS

Background and overview

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and related notes.

Pure Nickel Inc. ("Pure Nickel," the "Corporation," "we," "our," "us") is in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. We have a practice of taking undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. If an ore body is indicated or likely, we look to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. In all cases, we would retain a percentage of ownership, in the case of a partnership, or receive a percentage royalty from the production of product resulting from a mining operation.

Our common shares trade on the Toronto Stock Exchange under the symbol "NIC," and on the Over the Counter Bulletin Board in the United States under the symbol "PNCKF". Our consolidated financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars.

We were incorporated under the Company Act (British Columbia) on April 29, 1987, and on June 17, 1998 continued under the Yukon Business Corporations Act. We conduct our U.S. operations through two wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation, and our Canadian operations directly and through PNI Corp., a Canadian corporation.

On December 20, 2007, we announced with great sadness that Mr. J. Jay Jaski, Chairman and CEO had died. The Board of Directors appointed Mr. Robert Angrisano, a former President and CEO of the Corporation to be non-executive Chair and Mr. David McPherson, a director, to be Chief Executive Officer. The vacancy on the Board of Directors has not been filled.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Exploration Projects

We have mineral rights to two premier properties and numerous others in various stages of exploration in North America. A summary of the properties is presented in the table below.

Property	Location	Claims	Comments
area
(approx.)
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	72,930 hectares	The property is currently in the early exploration stage. We regard MAN as one of our more important properties and on November 5, 2008 announced an Option agreement with ITOCHU Corporation.
William Lake	Manitoba (50 km from Grand Rapids)	30,553 hectares	We consider William Lake to be one of premier properties. An extensive exploration program last winter was conducted.
Salt Chuck	Alaska, Prince of Wales Island	1,082 hectares

The property is currently in the early exploration stage. It is located near the historic past producing Salt Chuck mine which was active between 1919 and 1941 with a reported production of 300,000 tons of copper sulphide ore grading 0.95% Cu , 2.0 g/t (grams per ton) Pd, 1.1 g/t Au, and 5.7 g/t Ag.

Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	35,650 hectares	The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co.

Tower Property	Manitoba (50 km from Grand Rapids – part of William Lake)	7,627 hectares

On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.

Manibridge	Manitoba (28 km SW Thompson )	274 hectares

We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	1,152 hectares	Manicouagan Minerals Inc. has an option to earn up to a 70% interest in 39 mining claims. Manicouagan paid us $30,000 and also granted us common share purchase warrants.
Raglan SR1, POV, Nuvilik	Quebec	51,420 hectares	The properties are currently in the early exploration stage. Minergy Ltd. has an option to earn a 70% interest in 393 mining claims comprising the POV and Nuvilik properties.

Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	4,480 hectares	The property is currently in the early exploration stage.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Property	Location	Claims	Comments
area
(approx.)
Copper King Milford	Utah	2,830 hectares

The properties are in the permitting stage, operated by Copper King Mining Corporation. We will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million and are subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Corporation) which will not exceed $1.2 million in the aggregate.

Harp Lake	Central Labrador	475 hectares	This property is in the early exploration stage.

During 2008 we announced an option agreement with ITOCHU Corporation, a multi-billion dollar Japanese conglomerate, for it to earn up to a 75% interest in the MAN property by investing up to US$40 million. ITOCHU has reimbursed us for expenditures incurred at MAN in 2008, and will fund 2009 exploration activity at MAN, to a combined maximum of US$6.5 million. Exploration will be funded through 2014 subject to ITOCHU exercising its option to continue at the end of 2009 and 2013.

The summer 2008 drill program at MAN was focused on the Beta complex. The program encountered operational challenges. Drill production was less than expected and all holes were lost or abandoned before they reached targeted depth. Nevertheless, the drill holes, which targeted broad VTEM conductors, intersected wide zones of weakly disseminated sulphides one of which contained enhanced sulphide concentrations over 0.50 m grading 1.39% Ni and 1.27% Cu. Our geologists were able to initiate a comprehensive prospecting and mapping program and fully acquaint ITOCHU's geological team with the four major ultramafic complexes that comprise the property and lay the foundation for the partnership and the direction of future exploration.

We were pleased with the results of our winter 2008 drill program at William Lake, in particular the discovery of a new mineralized zone. Our plans are to execute the next drill program there in the fall of 2009.

Exploration Plans

We are developing plans for our 2009 exploration program, which is expected to aggregate approximately $5 million to $6 million. A significant portion of the exploration program will be funded by ITOCHU Corporation as part of the MAN project. We focus on our high priority properties (MAN and William Lake), and continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Selected Financial Information

	Year ended	Year ended
	November 30, 2008	November 30, 2007
Revenues	Nil	Nil
Expenses	1,972,406	4,946,798
Net income (loss)	(2,432,040)	(7,725,575)
Net income (loss) per share*	(0.04)	(0.18)
* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Results of Operations

We received no operating revenues during the year ended November 30, 2008, which is unchanged from the previous year. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

Pure Nickel reported a net loss of $2,432,040 or $0.04 per share for the year ended November 30, 2008, compared to a net loss of $7,725,575 or $0.18 per share for the year ended November 30, 2007. Of the loss, $302,950 is from a gain on foreign exchange for which the comparative figure is a loss of $331,560. The Corporation's policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN and Salt Chuck properties) so the gain results from the depreciation of the Canadian dollar during the last part of the year.

General and administrative expenses for the year ended November 30, 2008 were $1,972,406 compared to $4,946,798 in the previous year. The decrease in expenses is primarily attributable to lower stock-based compensation costs including those attributed from option grants to officers, directors and consultants of the Corporation pursuant to its stock option plan. Option grants were non-cash costs aggregating $253,569 for the year ended November 30, 2008 compared to $2,311,488 in the previous year. In addition, legal, accounting and regulatory costs decreased significantly from the prior year because the reverse-takeover transaction occurred in that year and resulted in higher professional and registration fees. The reductions in quarterly expenses from the corresponding quarters the previous year were for these same reasons.

Interest income decreased to $301,390 for the year ended November 30, 2008 compared to $378,816 for the comparative period due to a decrease in the cash balance over the year. Change in fair value of investments is reported as a loss of $399,105. When we receive warrants as part of an option agreement with a venture partner, under Generally Accepted Accounting Principles we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet date. The loss resulted from changes in the fair value of the warrants, which are recorded as Investments of $2,375 at November 30, 2008.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Cash used by operating activities was $484,251, compared to $2,786,072 in the prior year. The cash flow use from loss for the year was reduced by the write-down for impairment of mineral properties of $647,368 for the year ended November 30, 2008 compared to $2,659,219 in the previous year and stock-based compensation expense of $253,569 for the year ended November 30, 2008 compared to $2,385,488 for November 30, 2007, since these are both non-cash expenses. Investing activities consumed cash of $4,775,586 for the year ended November 30, 2008 compared to $22,972,609 in the previous year, the bulk of which was due to capitalization of expenditures on mineral properties. Pure Nickel did not raise any cash through financing activities in the year ended November 30, 2008. Financing activities provided cash of $38,200,924 for the comparative period.

Quarterly Information

Selected financial information for the previous eight quarters is set out below.

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Nov. 30, 2008	Aug. 31, 2008	May 31, 2008	Feb. 29, 2008
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	449,246	338,310	649,262	535,588
Net income (loss)	(168,024)	(1,088,537)	(763,474)	(412,005)
Net income (loss) per share*	(0.002)	(0.02)	(0.01)	(0.01)
	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Nov. 30, 2007	Aug. 31, 2007	May 31, 2007	Feb. 28, 2007
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	1,061,731	979,214	2,755,543	150,310
Net income (loss)	(3,514,569)	(907,102)	(3,105,926)	(148,022)
Net income (loss) per share*	(0.052)	(0.017)	(0.088)	(0.036)
* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Liquidity and Capital Resources

Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, and shares for services, property or other assets). Fluctuations in our share price will affect ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our warrants to exercise them into shares of the Corporation.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

We had cash and equivalents of $7,700,559 at November 30, 2008 compared to $12,960,396 at November 30, 2007. Working capital was $7,369,731 at November 30, 2008 compared to $13,182,405 at November 30, 2007. Current liabilities at November 30, 2008 consisted of accounts payable and accrued liabilities payable totalling $455,827 compared to $477,076 at November 30, 2007.

The exploration and development of our mineral projects will require substantial additional capital. A significant portion of the 2009 exploration program will be funded by ITOCHU Corporation as part of the MAN project. During 2009 we will focus on our high priority properties (MAN and William Lake), and continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us. Management reviews the properties on a regular basis and abandons claims and writes off their book value when it is determined that further exploration is not likely to be productive. Management last carried out this review at November 30, 2008.

Management believes that the working capital on hand at November 30, 2008 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

Off-Balance-Sheet Arrangements

We have not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

During the year ended November 30, 2008, we incurred expenses with a firm of which a director was a principal during the period of $255,666 (2007 - $348,536) for legal services, and we paid directors and companies controlled by directors $79,037 (2007 - $42,170) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

Proposed Transactions

We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Share Capital

At November 30, 2008, share capital was as follows:

Issued and outstanding common shares	67,765,559
Stock options	4,175,000
Share purchase warrants	15,000,001
Agent's share warrants	629,370

The 629,370 agent unit warrants expired on January 9, 2009. 11,000,001 of the 15,000,001 warrants expired January 10, 2009, leaving a balance of 4,000,000 outstanding. During December 2008, 1,200,000 stock options were forfeited and 785,000 stock options were granted, leaving a balance of 3,760,000 outstanding.

Critical Accounting Estimates and Policies

Our consolidated financial statements for the year ended November 30, 2008 are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Management makes certain estimates and relies upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

The most significant accounting estimates for us relate to the carrying values of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period.

Following are our more critical accounting policies.

Mineral Properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess is recognized as income.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Foreign Currency Translation

The consolidated financial statements are stated in Canadian dollars, which is our functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

Financial Instruments, including Investments

Financial instruments are measured at fair value upon initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. We have designated cash and cash equivalents and restricted cash as held-for-trading. Short-term investments are designated as available-for-sale. Accounts receivable are classified as loans and receivables and approximate fair value. Accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statement of operations, comprehensive loss and deficit.

Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

Stock Based Compensation

We have a plan for granting stock options to management, directors, employees and consultants. We recognize compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. We estimate the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Changes in Accounting Policies

Financial Instruments

Effective December 1, 2007, we adopted new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

  CICA 3862, "Financial Instruments – Disclosures." This standard relates to the disclosures of financial instruments. It applies to interim and annual consolidated financial statements for fiscal years beginning on or after October 1, 2007.

  CICA 3863, "Financial Instruments – Presentation." This standard relates to the presentation of financial instruments. It applies to interim and annual consolidated financial statements for fiscal years beginning on or after October 1, 2007.

  CICA 1535, "Capital Disclosures." This standard relates to the disclosure of capital management strategies. It applies to interim and annual consolidated financial statements for fiscal years beginning on or after October 1, 2007.

General Standards of Financial Statement Presentation

In June, 2007, the CICA issued amended Handbook Section 1400, "General Standards of Financial Statement Presentation". The section provides revised guidance related to management's responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2008. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

International Financial Reporting Standards

We will be required to adopt International Financial Reporting Standards (IFRS) in the fiscal quarter ended February 29, 2012. We are currently assessing the effect of the change.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Corporation have evaluated the effectiveness of the Corporation's disclosure controls and procedures for the year ended November 30, 2008 and have concluded that these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, are effective and that material information relating to the Corporation was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Management is also responsible for the design of internal controls over financial reporting ("ICOFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated whether there were changes in ICOFR during the year ended November 30, 2008 that have materially affected, or are reasonably expected to materially affect, its ICOFR. No such changes were identified.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Economic Factors

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. Management is of the view that the previous historically high price of nickel may not be regained, however, the long-term forecast price is sufficiently attractive to justify our focus on nickel projects.

We report our financial results in Canadian dollars although our revenues, if any, will be primarily, earned in U.S. dollars, while our expenses are in both currencies. The Canadian dollar has shown significant volatility compared with the U.S. dollar. As a result, prices of commodities (such as nickel) as well as the Canadian value of disbursements incurred in United States funds have been highly volatile. We take this volatility and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

Risks

Selected risk factors are shown below. Additional risk factors that you should consider are set out in our Annual Information Form available at www.sedar.com. For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml

We have a limited operating history and as a result there is no assurance we can operate profitably or with a positive cash flow.

We have a limited operating history and are an exploration stage company. Our operations are subject to all the risks inherent in the establishment of an exploration stage enterprise and the uncertainties arising from the absence of a significant operating history. Investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that the Corporation plans to undertake.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

 These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The amounts disbursed by us in the exploration of the mineral claims may not result in the discovery of mineral deposits. Problems such as unusual or unexpected formations of rock or land and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If the results of future exploration programs do not reveal viable commercial mineralization, we may decide to abandon our claims and in fact have abandoned some already.

If we do not obtain additional financing, our business will fail and investors could lose their investment.

We had cash and equivalents of $7,700,559 and working capital was $7,369,731 at November 30, 2008. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). Our business plan calls for substantial investment and cost in connection with the acquisition and exploration of our mineral properties currently under lease and option. In order to maintain certain of its property claims and joint venture agreements in good standing, we must incur certain minimum exploration expenditures annually. There can be no assurance that we will have the funds required to make such expenditures or that those expenditures will result in positive cash flow. Any direct acquisition of any of the claims under lease or option is subject to our ability to obtain the financing necessary to fund and carry out exploration programs on the subject properties. The requirements are substantial. There are no arrangements in place for additional financing and there is no assurance that we will be able to find such financing if required.

We are an exploration company with an accumulated deficit of $10,296,138 as at November 30, 2008. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary to raise substantial funds from external sources. If we do not raise these funds, we will be unable to pursue our business activities, and our investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests that would negatively affect the market value of the shares.

Because there is no assurance that we will generate revenues, we face a high risk of business failure.

We have not earned any revenues to date and have never had positive cash flow. Before being able to generate revenues, we will incur substantial operating and exploration expenditures without receiving any revenues. Therefore we expect to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from our activities, we will not be able to earn profits or continue operations. Based upon current plans, we expect to incur significant operating losses in the future. We cannot guarantee that we will be successful in raising capital to fund these operating losses or generate revenues in the future. There is no assurance that we will ever generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail and our investors could lose their entire investment.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

There are no known reserves of minerals on our mineral claims and there is no assurance that we will find any commercial quantities of minerals.

We have not found any mineral reserves on our claims and there can be no assurance that any of the mineral claims under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that we will be able to exploit the reserves or, if we are able to exploit them, that it will be profitable. Substantial expenditures will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving no return or an inadequate return on invested capital.

Because of the speculative nature of the exploration of natural resource properties, there is substantial risk that our business will fail.

While the discovery of a commercially viable ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines. There is no assurance that any of the claims that we will explore or acquire will contain commercially exploitable reserves of minerals. Exploration for natural resources is a speculative venture involving substantial risk. Even a combination of careful evaluation, experience and knowledge may not eliminate such risk. Hazards such as unusual or unexpected geological formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability of us to obtain suitable machinery, equipment or labour are all risks involved with the conduct of exploration programs and the operation of mines. Development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

We are subject to market factors and volatility of commodity prices beyond our control.

The marketability of mineralized material that we may acquire or discover will be affected by many factors beyond our control. These factors include market fluctuations in the prices of minerals sought which are highly volatile, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be predicted, but may result in receiving a very low or negative return on invested capital. Prices of certain minerals have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by us would have a material adverse effect on us, and could result in the suspension of our exploration programs or mining operations.

Our stock price could be volatile

Market prices of securities of many public companies have experienced significant fluctuations in price which have not been related necessarily to the operating performance, underlying asset values or prospects of such companies. The market price of our common shares has been and is likely to remain volatile. Results of exploration activities, the price of nickel, future operating results, changes in estimates of our performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond our control could cause a significant decline of the market price of our common shares.

If we do not make certain payments or fulfill other contractual obligations, we may lose our option rights and interests in our joint ventures.

We may, in the future, be unable to meet our share of costs incurred under option or joint venture agreements to which we are a party and we may have our interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on us.

We may not have good title to our mining claims, potentially impairing our value.

Our mineral property interests may be subject to prior unregistered agreements of transfers or native land claims, and title may be affected by undetected defects. There can be no assurance that we will be able to obtain the required mining and other permits for any of our mineral projects, if, as, and when mining operations come viable at such mining projects.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

If key employees or consultants leave the company, we will be harmed since we are heavily dependent upon them for all aspects of our activities.

We are dependent upon key employees and contractors, the loss of any of whom could have a negative impact on our ability to operate the business and could cause a decline in value or cash flows from our properties or additional costs from a delay in development or exploration of properties.

If we do not comply with all applicable regulations, we may be forced to halt our business activities and/or incur significant expense.

We are subject to various government and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of exploration, mining operations and reclamation. We cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of our Canadian and/or U.S. properties, including those with respect to unpatented mining claims.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities that may result in operations ceasing or being curtailed; and may include corrective measures requiring capital expenditures, installation of additional equipment, or other expensive and/or time-consuming remedial actions. Parties engaged in the exploration or development of exploration properties may be required to compensate those suffering loss or damage by reason of such parties' activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Our activities are not only subject to extensive federal, provincial, state and local regulations controlling the exploration and mining of mineral properties, but also the possible effects of such activities upon the environment as well as costs, cancellations and delays resulting from lobbying activities of environmental groups. Future legislation and regulations could cause additional disbursements, capital expenditures, restrictions and delays in the development of our properties, the extent of which cannot be predicted. Also, as noted above, permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. In the context of environmental permitting, including the approval of reclamation plans, we must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. If we become more active on our properties, compliance with environmental regulations may increase our costs. Such compliance may include feasibility studies on the surface impact of proposed operations; costs associated with minimizing surface impact, water treatment and protection, reclamation activities including rehabilitation of sites, on-going efforts at alleviating the mining impact on wildlife, and permits or bonds as may be required to ensure our compliance with applicable regulations. The costs and delays associated with such compliance may result in us deciding not to proceed with exploration, development or mining operations on any mineral properties.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Exercise of outstanding warrants, options, and other future issuances of securities will result in dilution of our common shares.

As of November 30, 2008, there were 67,765,559 common shares issued and outstanding as well as warrants and options as set out in the Share Capital note above.

The holders of the warrants and options are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of warrants and options may exercise such securities at a time when we would otherwise be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by those outstanding rights.

The increase in the number of common shares issued and outstanding and the possibility of sales of such shares may depress the market price of our common shares. In addition, as a result of any such issuances the votes of existing shareholders will be diluted.

Forward-Looking Statements

This Management Discussion and Analysis includes forward-looking statements concerning our future performance, operations, and financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words "plan", "believe", "anticipate", "may", "should", "intend", "estimate", "expect", "project", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, regulatory change, and competitive factors, many of which are beyond our control.

Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.